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Exhibit 99.1

NORTH AMERICAN PALLADIUM LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 28, 2009

        Notice is hereby given that the annual meeting of shareholders (the "Meeting") of North American Palladium Ltd. (the "Corporation") will be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on May 28, 2009, at 10:00 a.m. (Toronto time) for the following purposes:

  1.
  To receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2008 and the report of the auditors thereon;

  2.
  To elect directors of the Corporation for the ensuing year;

  3.
  To consider, and if thought fit approve, the appointment of KPMG LLP, Chartered Accountants, as auditors for the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration; and

  4.
  To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

        A copy of the Management Information Circular and Form of Proxy with respect to matters to be dealt with at the Meeting, are included herewith.

        By resolution of the Board of Directors of the Corporation, shareholders of record at the close of business on April 23, 2009 (the "Record Date") will be entitled to notice of and to vote at the Meeting in person or by proxy.

DATED at Toronto, Ontario as of April 23, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

André J. Douchane Chairman

Shareholders unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Investor Services Inc. no later than 5:00 p.m. (Toronto time) two business days preceding the Meeting.

This Management Information Circular is dated April 23, 2009 and all information is as of this date unless otherwise indicated. In this Management Information Circular, "you" and "your" refer to the shareholder. "We", "us" and "North American Palladium" refer to North American Palladium Ltd.

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  Exhibit 99.1
NORTH AMERICAN PALLADIUM LTD. NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 28, 2009